UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings S.A.

Amendment to the Company’s bylaws (Pacto Social) to be submitted for approval by the General

Assembly of Common Shareholders at a meeting to be held on March 25, 2014

In order to effect the change of the Company’s administrative structure approved by the Board of Directors, which has designated a new Revenue Vice-president to act as Chief Revenue Officer (CRO) and redefined the duties of the Operating Vice-president, a proposal to amend article 14 of the Company’s bylaws will be submitted for approval by the General Assembly of Common Shareholders at a meeting to be held on March 25, 2014.

The above proposal would amend the bylaws as follows:

“Article 14. The Dignitaries of the company shall be:

A President, who shall act as Chief Executive Officer (the “CEO/President”);

1.	A Treasurer, who shall act as Financial Vice-President or Chief Financial Officer (the “CFO/Treasurer”);

2.	An Operating Vice-President, who shall act as Chief Operating Officer (the “COO”);

3.	A Revenue Vice-President, who shall act as Chief Revenue Officer (the “CRO”; and

4.	A Secretary

The Board of Directors shall appoint the CEO and the CEO shall appoint the CFO and the Secretary. The appointments of the CFO and the Secretary shall be ratified by the Board of Directors of the company. The appointment of the CEO and the CFO shall be in accordance with Section 3.09 (a) and (b) of the Joint Action Agreement.

The CEO shall appoint the COO, the CRO and other Vice-Presidents, Deputy treasurers, Deputy secretaries, and other dignitaries, agents and employees as it deems appropriate with the structure approved by the Board. Any dignitary may serve more than one office.

The powers of the dignitaries and their authorization to represent the company shall be set by the Board of Directors.

Until the Board of Directors provides otherwise, the legal representative of the corporation shall be the CEO/President, and the Secretary, who may act separately. The Board of Directors may appoint any other person, when necessary.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2014

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
	Name:	Elisa Murgas
	Title:	General Secretary, Vice-President of Legal Affairs

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